

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2010

Ronald Leon Moore
Chief Executive Officer
Cardinal Bancshares Corporation
101 Jacksonville Circle
Floyd, VA 24091

> **Re: Cardinal Bancshares Corporation**
> **Form 8-K filed May 14, 2010**
> **File No. 000-28780**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed May 14, 2010

1. Please revise to specifically disclose all of the information required by Item 304(a)(1) of Regulation S-K within the Form 8-K.

2. Please revise to provide a letter from your former accountants stating whether they agree or disagree with the disclosures made in your filing and which aspects of the disclosure they disagree with, if applicable. File this letter as Exhibit 16 to the revised Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

Closing Comments

       As appropriate, please respond to these comments within 5 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your filing. Please furnish a cover letter with your proposed disclosure that keys your response to our comments and provides any requested information. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact me at (202) 551-3303 if you have questions regarding this comment.

       Sincerely,

       Rebekah Blakeley Moore
       Staff Accountant